# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunshine Silver Mining & Refining Company, CIK 0002091017
CUSIP: 867866105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2209 Big Creek Road, Kellogg, Idaho (ID), 83837
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001830153

## Reporting persons
- Electrum Silver US LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 86,037,688; sole dispositive power 0; shared dispositive power 86,037,688; aggregate amount beneficially owned 86,037,688 (56.7% of the class)
- Electrum Strategic Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 94,330,848; sole dispositive power 0; shared dispositive power 94,330,848; aggregate amount beneficially owned 94,330,848 (61.8% of the class)
- Electrum Global Holdings L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 94,330,848; sole dispositive power 0; shared dispositive power 94,330,848; aggregate amount beneficially owned 94,330,848 (61.8% of the class)
- TEG Global GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 94,330,848; sole dispositive power 0; shared dispositive power 94,330,848; aggregate amount beneficially owned 94,330,848 (61.8% of the class)
- The Electrum Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 94,330,848; sole dispositive power 0; shared dispositive power 94,330,848; aggregate amount beneficially owned 94,330,848 (61.8% of the class)
- Electrum Silver US II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,293,160; sole dispositive power 0; shared dispositive power 8,293,160; aggregate amount beneficially owned 8,293,160 (5.7% of the class)
- Electrum Strategic Opportunities Fund II L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,293,160; sole dispositive power 0; shared dispositive power 8,293,160; aggregate amount beneficially owned 8,293,160 (5.7% of the class)
- Electrum Strategic Opportunities Fund II GP L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,293,160; sole dispositive power 0; shared dispositive power 8,293,160; aggregate amount beneficially owned 8,293,160 (5.7% of the class)
- ESOF II GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,293,160; sole dispositive power 0; shared dispositive power 8,293,160; aggregate amount beneficially owned 8,293,160 (5.7% of the class)
- Tigris Financial Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,266,260; sole dispositive power 0; shared dispositive power 1,266,260; aggregate amount beneficially owned 1,266,260 (0.9% of the class)
- Manul Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,010; sole dispositive power 0; shared dispositive power 60,010; aggregate amount beneficially owned 60,010 (0.1% of the class)
- GRAT Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 393,230; sole dispositive power 0; shared dispositive power 393,230; aggregate amount beneficially owned 393,230 (0.3% of the class)
- Thomas Scott Kaplan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 96,050,348; sole dispositive power 0; shared dispositive power 96,050,348; aggregate amount beneficially owned 96,050,348 (62.9% of the class)

## Item 1. Issuer
Name of issuer: Sunshine Silver Mining & Refining Company
Address of issuer's principal executive offices: 2209 Big Creek Road, Kellogg, Idaho, 83837

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by each of the entities below (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
(i) Electrum Silver US LLC ("ESUS");
(ii) Electrum Strategic Management LLC ("ESM");
(iii) Electrum Global Holdings L.P. ("Global Holdco");
(iv) TEG Global GP Ltd. ("TEG Global");
(v) The Electrum Group LLC ("TEG");
(vi) Electrum Silver US II LLC ("ESUS II");
(vii) Electrum Strategic Opportunities Fund II L.P. ("ESOF II");
(viii) Electrum Strategic Opportunities Fund II GP L.P. ("ESOF II GP L.P.");
(ix) ESOF II GP Ltd. ("ESOF II GP");
(x) Tigris Financial Group Ltd. ("Tigris");
(xi) Manul Capital Management LLC ("Manul");
(xii) GRAT Holdings LLC ("GRAT Holdings"); and
(xiii) Thomas Scott Kaplan.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 600 Fifth Avenue, 24th Floor, New York, New York 10020.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, ESUS directly owned 86,037,688 shares of the Issuer's common stock ("Common Shares") (including 7,941,770 shares underlying exercisable warrants). ESM is the manager of ESUS. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, ESM, Global Holdco, TEG Global and TEG may be deemed to beneficially own the Common Shares owned by ESUS. Thomas S. Kaplan, Chairman of the Issuer's Board of Directors, is also Chairman, Chief Executive Officer and Chief Investment Officer of TEG.

As of June 30, 2026, ESUS II directly beneficially owned 8,293,160 Common Shares (including 927,890 shares underlying exercisable warrants). ESOF II owns 99% of ESUS II, and ESM is the manager of ESUS II. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. The general partner of ESOF II is ESOF II GP L.P., and the general partner of ESOF II GP L.P. is ESOF II GP. ESOF II GP is wholly owned by Global Holdco. TEG acts as an investment advisor to ESOF II. As a result, ESOF II, ESM, Global Holdco, TEG Global, ESOF II GP L.P., TEG and ESOF II GP may be deemed to beneficially own the Common Shares owned by ESUS II. Thomas S. Kaplan, Chairman of the Issuer's Board of Directors, is also Chairman, Chief Executive Officer and Chief Investment Officer of TEG.

As of June 30, 2026, Tigris directly owned 1,266,260 Common Shares. Tigris is wholly owned by Mr. Kaplan.

As of June 30, 2026, Manul directly owned 60,010 Common Shares. Manul is owned by a trust for the benefit of Mr. Kaplan and his family.

As of June 30, 2026, GRAT Holdings directly owned 393,230 Common Shares. GRAT Holdings is wholly owned by trusts for the benefit of Mr. Kaplan and his family.

As of June 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 96,050,348 Common Shares (including 8,869,660 shares underlying exercisable warrants).

Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
Percent of class: See responses to Item 11 on each cover page. As of June 30, 2026, the aggregate 96,050,348 Common Shares (including 8,869,660 shares underlying exercisable warrants) that the Reporting Persons may be deemed to beneficially own represents approximately 62.9% of the total Common Shares deemed to be outstanding. All percentages calculated in this Schedule 13G are based upon an aggregate of 143,726,603 Common Shares of the Issuer reported by the Issuer to be outstanding after the closing of its initial public offering and the underwriters' exercise of their option to purchase additional Common Shares, as disclosed in the Issuer's prospectus filed with the Securities and Exchange Commission on June 5, 2026 and press release issued June 5, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Electrum Silver US LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Managing Director (08/07/2026)
- Electrum Strategic Management LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Managing Director (08/07/2026)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (08/07/2026)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (08/07/2026)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (08/07/2026)
- Electrum Silver US II LLC: /s/ Andrew Shapiro, Andrew Shapiro, Managing Director (08/07/2026)
- Electrum Strategic Opportunities Fund II L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
- Electrum Strategic Opportunities Fund II GP L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
- ESOF II GP Ltd.: /s/ Michael H. Williams, Michael H. Williams, Director (08/07/2026)
- Tigris Financial Group Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (08/07/2026)
- Manul Capital Management LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (08/07/2026)
- GRAT Holdings LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, President (08/07/2026)
- Thomas Scott Kaplan: /s/ Thomas S. Kaplan, Thomas S. Kaplan (08/07/2026)
Comment: Electrum Silver US LLC, By: Electrum Strategic Management LLC, its Manager

Electrum Global Holdings L.P., By: TEG Global GP Ltd., its general partner

Electrum Silver US II LLC, By: Electrum Strategic Management LLC, its Manager

Electrum Strategic Opportunities Fund II L.P., By: Electrum Strategic Opportunities Fund II GP L.P., its general partner, By: ESOF II GP Ltd., its general partner

Electrum Strategic Opportunities Fund II GP L.P., By: ESOF II GP Ltd., its general partner